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FOR RELEASE DECEMBER 28, 1999 at 7:30 AM EST
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Contact:        Allen & Caron Inc            or        insci-statements.com
                Mark Alvino (investors)                Roger Kuhn
                212-698-1360                           508-870-4000
                mark@allencaron.com                    rkuhn@insci.com
                Owen Daley (media)
                714-957-8440
                owen@allencaron.com

                    INSCI-STATEMENTS.COM NAMES JOHN C. PEMBLE
                      PRESIDENT AND CHIEF OPERATING OFFICER

WESTBOROUGH, MA (December 28, 1999) . . . . insci-statements.com, Corp (Nasdaq:
INSI) (insci), a provider of Internet-based and on-site solutions for statement/bill presentment services and digital document storage, workflow management, and electronic commerce, today announced that it has hired software industry veteran John C. Pemble, 57, as its new President and Chief Operating Officer, effective January 15, 2000. Pemble replaces Daryl R. Dobin who is resigning as an officer and director of the company effective December 31 to pursue other interests. According to the announcement by insci-statements.com Chairman and CEO, E. Ted Prince, Ph.D., Pemble will be responsible for the principal operating units of insci and lead the execution of the Company's operating plan.

Dr. Prince said, "John's extensive background in leading the development and expansion of software companies combined with his mergers and acquisition, investment community and public company experience will be especially important to insci as we take the Company to the next level. His skills will definitely strengthen our executive management team and help us execute our strategy to establish the Company as a leading worldwide provider of both Internet portal-based applications services and on-site, enterprise software solutions for electronic bill presentment and electronic statement management and delivery."

Pemble comes to insci-statements.com from Westboro, MA-based Savoy Automation, where he has served as President since 1998. Savoy is a privately held company that develops and markets software for energy management and asset protection systems in commercial buildings. While at Savoy, he helped develop a new strategic direction for the company to prepare it for a successful venture capital financing.

From 1996 to 1998, Pemble served as Vice President, Special Projects for Boston, MA-based Fechtor, Detwiler & Co. Inc., a Boston-based investment banking firm specializing in investment banking and financial advisory services for small to medium size public companies in its geographic area. At Fechtor, Pemble was responsible for M&A transactions as well as private financings to assist small start-up companies.

From 1994 through 1996, Pemble was with Robotic Vision Systems, Inc (RVS), a Canton, MA-based manufacturer of capital equipment for the semiconductor industry. While at RVS, Pemble was instrumental in identifying, acquiring and integrating three companies with technological and market synergy. He also served as the CEO of the ID Matrix Division immediately following its acquisition by RVS and led its integration into RVS.

From 1993 to 1994, Pemble was Chief Executive Officer of publicly-traded Acuity Imaging, Inc., of Nashua, NH until it was acquired by Robotic Vision Systems, Inc in 1994. Pemble led the formation of Acuity in 1993 through the merger of two imaging processing companies, Itran of Manchester, NH and Automatix, Inc located in Billerica, MA. During Pemble's tenure at Acuity, the Company began trading on The Nasdaq SmallCap Market(R), and he negotiated the sale of Acuity to Robotic Vision Systems, Inc for a significant premium over the then current market value of Acuity.

Pemble has held several other senior executive posts during his career, including four years as President and CEO of Itran Corp., a company that he co-founded in 1982; National Sales Director of Modicon Inc; and various sales and marketing positions at Square D Company.

Pemble earned a B.S.E.E. from Michigan State University and he currently resides with his family in North Andover, MA.

ABOUT INSCI-STATEMENTS.COM

insci-statements.com is a leading provider of statement/bill portal services and digital document storage, workflow, and electronic commerce solutions. The company's portal services and software solutions are designed to help customers become more competitive, streamline business processes, improve customer service, and take advantage of new technological developments to drive revenues. For more information about insci-statements.com, visit its home page on the Internet at www.insci.com For additional investor relations information, visit the Allen & Caron Inc Web site at www.allencaron.com

INSCI is a registered mark and insci-statements.com and COINSERV are trademarks of insci-statements.com Corp.